UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
California Coastal Communities, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
129915203

(CUSIP Number)
Marcy S. Cohen, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 27, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	129915203	Page	2	of	10

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) This number represents holdings as of June 4, 2010.
(2) As of May 13, 2010, California Coastal Communities, Inc. had 10,995,902 shares of common stock issued and outstanding as reported in California Coastal Communities, Inc.’s Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on May 13, 2010.

CUSIP No.	129915203	Page	3	of	10

1	NAMES OF REPORTING PERSONS ING Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(3) This number represents holdings as of June 4, 2010. ING Capital LLC is an indirect subsidiary of ING Groep N.V.

CUSIP No.	129915203	Page	4	of	10

1	NAMES OF REPORTING PERSONS ING Global Investment Strategies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(4) This number represents holdings as of June 4, 2010. ING Global Investment Strategies LLC is an indirect subsidiary of ING Groep N.V.

CUSIP No.	129915203	SCHEDULE 13D/A	Page	5	of	10
INTRODUCTION
     This Amendment No. 5 (this “Amendment”) relates to the Schedule 13D filed by ING Baring (U.S.) Capital Corporation (“ING Baring”), the predecessor in interest of ING Capital LLC (“ING Capital”) with respect to the securities covered hereby, with the Securities and Exchange Commission on September 12, 1997 (the “Schedule 13D”), as amended by Amendment No. 1 filed on July 24, 1998 (“Amendment No. 1”), Amendment No. 2 filed on March 17, 2005 (“Amendment No. 2”), Amendment No. 3 filed on July 12, 2007 and Amendment No. 4 filed on October 30, 2008, with respect to the common stock, $0.05 par value per share (the “Common Stock”) of California Coastal Communities, Inc., a Delaware corporation.
     This Amendment amends and restates the Schedule 13D and Amendment No. 4 and is being filed to report the sales, in private, negotiated transactions, of 1,755,683 shares, in the aggregate, of Common Stock on May 27, 2010, June 1, 2010 and June 4, 2010.
ITEM 1. Security and Issuer.
Item 1 is hereby amended and restated in its entirety with the following:
     This statement relates to shares of common stock, par value of $0.05 per share, of California Coastal Communities, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 6 Executive Circle, Suite 250, Irvine, CA 92614, United States of America.
ITEM 2. Identity and Background.
     (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, ING Capital, a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING, and ING Global Investment Strategies LLC (“ING Global”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING, ING Capital and ING Global are sometimes referred to herein as “Reporting Persons”. ING Capital is the beneficial owner of the Common Stock previously held by ING Baring, as ING Baring was a predecessor in interest of ING Capital with respect to the securities covered hereby. The original Schedule 13D and Amendment No. 1 were filed by ING Baring.
     ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands. 99.99% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”), a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.
     ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.
     ING Global is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Global is located at 1325 Avenue of the Americas, New York, New York 10019.
     Other than the executive officers of ING Capital, the executive officers of ING Global, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital, ING Global or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer of ING Global, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.

CUSIP No.	129915203	SCHEDULE 13D/A	Page	6	of	10
     (c) The present principal occupation of each executive officer of ING Capital, each executive officer of ING Global, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.
     (d) During the last five years, neither ING, ING Capital, or ING Global nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither ING, ING Capital, or ING Global nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws other than the Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 (the “Securities Act”) entered into by ING Groep N.V. and ING Bank N.V. (the “Respondents”) with the United States Securities and Exchange Commission (“SEC”) on July 26, 2005 (the “Order”). In this matter the Respondents offered an Offer of Settlement (the “Offer”) in anticipation of proceedings based on alleged violations of Section 5 of the Securities Act. Under the terms of the Offer, which the SEC accepted, the Respondents did not admit or deny the factual allegations but consented to the entry of an order to cease-and-desist from committing or causing any violations and any future violations of Section 5 of the Securities Act. The Order did not require the payment of any fines, penalties or other amounts by the Respondents.
     (f) The citizenship of each of the executive officers of ING Capital, the executive officers of ING Global, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety with the following:
     Not applicable.

CUSIP No.	129915203	SCHEDULE 13D/A	Page	7	of	10
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety with the following:
     This Amendment No. 5 is being filed to report the sales, in private, negotiated transactions, of 1,755,683 shares in the aggregate of Common Stock on May 27, 2010, June 1, 2010 and June 4, 2010.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety with the following:
     (a) The total number of shares of Common Stock that the Reporting Persons beneficially own, in the aggregate, is 0, which represents 0.00% of the total outstanding shares of Common Stock. California Coastal Communities, Inc. has 10,995,902 (2) shares of common stock issued and outstanding.
     Geoffrey W. Arens, a Managing Director of ING Capital and Chief Executive Officer and Managing Director of ING Global, has been a director of the Company since April 5, 2004 and beneficially owns restricted shares that were issued to him under the Company’s Director Fee Program of the Amended and Restated 1993 Stock Option/Stock Issuance Plan. Mr. Arens disclaims beneficial ownership of all shares of common stock beneficially owned by ING, ING Capital and ING Global.
     Except as described in the preceding paragraphs, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex I attached hereto, beneficially owns any shares of Common Stock.
     (b) See items #7, #8, # 9 and #10 on pages 2, 3 and 4.
     (c) On May 27, 2010, in a private, negotiated transaction, ING Capital and/or various of its affiliated entities sold an aggregate of 755,683 shares of Common Stock for an aggregate purchase price of $566,762.25, or $0.75 per share.
On June 1, 2010, in a private, negotiated transaction, ING Capital and/or various of its affiliated entities sold an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $375,000.00, or $0.75 per share.
On June 4, 2010, in a private, negotiated transaction, ING Capital and/or various of its affiliated entities sold an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $375,000.00, or $0.75 per share.
     (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock covered by this Amendment to Schedule 13D.
     (e) On June 1, 2010 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as described herein (please see Item 3), neither the Reporting Persons nor any other person referred to in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be Filed as Exhibits.
The following exhibit was filed on July 12, 2007 as Exhibit 99.1 to Amendment No. 3 of the Schedule 13D filed by the Reporting Persons and is hereby incorporated by reference as part of this Amendment.
     Exhibit 1: Joint Filing Agreement

CUSIP No.	129915203	SCHEDULE 13D/A	Page	8	of	10
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: June 8, 2010.

ING GROEP N.V.
By:	/s/ Fred Severin
	Name:	Fred Severin
	Title:	Compliance Officer

By:	/s/ Rob Fischmann
	Name:	Rob Fischmann
	Title:	Manager Compliance Netherlands

ING CAPITAL LLC
By:	/s/ Nicole M. Ponzoa
	Name:	Nicole M. Ponzoa
	Title:	Assistant General Counsel and Vice President

ING GLOBAL INVESTMENT STRATEGIES LLC
By:	/s/ Lance Larsen
	Name:	Lance Larsen
	Title:	Chief Operating Officer and Director

Annex 1
DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, DIRECTORS AND EXECUTIVE OFFICERS OF ING
GLOBAL INVESTMENT STRATEGIES LLC, EXECUTIVE OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF
ING GROEP N.V., MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V. AND MEMBERS OF THE
MANAGEMENT BOARD OF STICHTING ING AANDELEN.
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”) and ING Global Investment Strategies LLC (“ING Global”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital and ING Global is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer of ING Global is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust, each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital, and each occupation set forth opposite the name of an executive officer of ING Global refers to employment with ING Global.
ING GROEP N.V.

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Jan Hommen (Dutch)	Chairman of the Executive Board since 27 April, 2009. Chairman of the Management Board Banking since July 2009 Chairman of Management Board Insurance since July 2009

Patrick G. Flynn (Irish)	Member of the Executive Board since 27 April, 2009. Member of Management Board Banking since 2009. Member of Management Board Insurance. Chief Financial Officer.

Koos Timmermans (Dutch)	Member of the Executive Board since 24 April, 2007. Member of Management Board Banking since 2009. Member of Management Board Insurance. Chief Risk Officer.

Eric Boyer de la Giroday (Belgian)	Member of Management Board Banking since July 2009. Vice-Chairman of the Management Board Banking since 1 January 2010. Chief Executive Officer Business Line Commercial Banking.

Eli Leenaars (Dutch)	Member of Management Board Banking since 2009. Chief Executive Officer Retail Banking Direct and International since 1 January 2010.

Hans van der Noordaa (Dutch)	Member of Management Board Banking since 1 January 2010. Chief Executive Officer Retail Banking Benelux.

Tom J. McInerney (American)	Member of Management Board Insurance since 2009. Chief Operating Officer Insurance.

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Matthew J. Rider (American)	Member of Management Board Insurance since 1 January 2010. Chief Administrative Officer Insurance.

Peter Elverding (Dutch)	Chairman of the Supervisory Board since 27 April 2009, Member of the Supervisory Board since August 2007.

Jeroen van der Veer (Dutch)	Vice-Chairman of the Supervisory Board per 1 October 2009, Member of the Supervisory Board since 1 July 2009.

Tineke Bahlmann (Dutch)	Member of the Supervisory Board since 27 April 2009.

Henk W. Breukink (Dutch)	Member of the Supervisory Board since 24 April 2007.

Claus Dieter Hoffman (German)	Member of Supervisory Board since April 2003.

Piet Klaver (Dutch)	Member of the Supervisory Board since April 2006.

Godfried van der Lugt (Dutch)	Member of the Supervisory Board since April 2001.

Aman Mehta (Indian)	Member of the Supervisory Board since 22 April 2008.

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Joan Spero (American)	Member of the Supervisory Board since 22 April 2008.

Jackson P. Tai (American)	Member of the Supervisory Board since 22 April 2008.

Lodewijk de Waal (Dutch)	Member of the Supervisory Board since 27 April 2009.

Bas Kortmann	Chairman of Board of ING Continuity Foundation since 1 April 2009.

Allard Metzelaar	Member of Board of ING Continuity Foundation since 1 April 2009.

Wim van Vonno	Member of Board of ING Continuity Foundation since 1 April 2009.
ING GLOBAL INVESTMENT STRATEGIES LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Geoff Arens (United States)	Chief Executive Officer and Managing Director

Lance Larsen (United States)	Chief Operating Officer and Director

John Boyles (United States)	Director

Oliver Casse (Netherlands)	Director

Marcy S. Cohen, Esq. (United States)	General Counsel

Monica Cea (United States)	Secretary

Timothy Meehan, Esq. (United States)	Assistant General Counsel & Assistant Secretary

Nicole Ponzoa, Esq. (United States)	Assistant General Counsel & Assistant Secretary

Benjamin Emanuel (United States)	Managing Director — Tax

John McCarthy (United States)	Managing Director and Chief Compliance Officer
ING CAPITAL LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Charles O’Neil (United States)	President and Chief Executive Officer and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

John Egan (United States)	Chief Financial Officer and Managing Director (1)

Graeme Dewar (United Kingdom)	Chief Operating Officer and Senior Managing Director (1)

Marcy S. Cohen, Esq. (United States)	General Counsel and Managing Director (1)

Richard Butler (United States)	Managing Director and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

Kathleen Gorman (United States)	Secretary (1)

Nicole Ponzoa, Esq.	Vice President, Assistant General Counsel, and Assistant Secretary
Stichting ING Aandelen

NAME, POSITION WITH THE TRUST	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Jan Veraart Chairman	Chairman since December 2006, Member since August 1, 2001.

Huib Blaisse Member	Member since December 14, 1999.

Carel van den Driest Member	Member since April 4, 2007.

Paul Fentrop Member	Member since July 1, 2004.

Hermannus Hazewinkel Member	Member since December 3, 2007.

[1]	Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.